UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes St., Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

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On June 18, 2025, Nova Ltd., or the Company, held an annual general meeting of its shareholders, or the Meeting, at the offices of the Company. At the Meeting, shareholders voted on five proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on May 13, 2025, in the supplemental proxy statement dated May 30, 2025, and in the Explanatory Note forming part of the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on June 10, 2025. All proposals were approved by the requisite vote of the Company’s shareholders.

This report on Form 6-K is hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585); March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2025	NOVA LTD. (Registrant) By: /s/ Guy Kizner Guy Kizner Chief Financial Officer